UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 Schedule 14f-1


             Information Statement Pursuant to Section 14(f) of the
                        Securities Exchange Act of 1934


                                   Dtomi, Inc.
        (Exact name of registrant as specified in its corporate charter)
        ----------------------------------------------------------------


                                    000-27277
                                    ---------
                               Commission File No.


                Nevada                                98-0207554
                ------                                ----------
     (State of Incorporation)             (IRS Employer Identification No.)


                           200 Ninth Avenue, Suite 210
                          Safety Harbor, Florida 34695
                          ----------------------------
                    (Address of principal executive offices)


                                 (727) 797-6664
                                 --------------
              (Registrant's telephone number, including area code)


                                January 17, 2002

           NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This Information Statement is being furnished to all holders of record at the close of business on January 16, 2001 of the common stock, par value $.001 per share ("Common Stock") of Dtomi, Inc., a Nevada corporation ("Dtomi" or the "Company"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Securities and Exchange Commission ("SEC") Rule 14f-1, promulgated thereunder.

NO VOTE OR OTHER ACTION BY THE COMPANY'S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

                                  INTRODUCTION

Richard Libutti intends to resign as the sole member of the Board of Directors, effective upon the appointment of three new members of the Board of Directors, John "JT" Thatch, Parnell Clitus and David M. Otto (the "New Directors"). Mr. Libutti will not resign, and the new directors will not begin their term, until after the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the SEC or the date of mailing of this Information Statement to the holders of Common Stock of the Company ("Common Stock").

Voting Securities of the Company

As of January 16, 2002, the Company had 6,099,000 shares of Common Stock issued and outstanding. Common Stock is the Company's only class of securities entitled to vote for directors at a shareholders meeting, if one were to be held, and each share of Common Stock entitles its holder to one vote.

Changes in Control

On January 14, 2002, the Company entered into an Asset Purchase Agreement (the "APA") with International Manufacturers Gateway, Inc., a Delaware corporation ("IMG"), pursuant to which the Company will acquire substantially all of IMG's assets and assume certain of IMG's liabilities for 9,673,794 shares of Common Stock of the Company. Consummation of the APA is subject to IMG shareholder approval and customary and other closing conditions. The New Directors intend to begin their term immediately after the closing of the APA.

Please read this Information Statement carefully. It describes certain terms of the APA and contains certain biographical and other information concerning the executive officers and directors of the Company after the closing of the transactions contemplated by the APA. Additional information about the transactions contemplated by the APA and the business of the Company will be contained in the Company's Current Report on Form 8-K, to be filed with the SEC. All Company filings, and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtained on the SEC's website at www.sec.gov.

                             EXECUTIVE COMPENSATION

The following table sets forth certain information as to our highest paid officers and directors for our fiscal year ended April 30, 2001, and the interim period ended January 16, 2002. No other compensation was paid to any such officer or directors other than the cash compensation and the restricted stock award set forth below. Compensation attributed to J. Stephen Barley was paid to C.H.M. Consulting Inc.

----------------------------------------------------------------------------------------------------------------
                                             SUMMARY COMPENSATION TABLE
----------------------------------------------------------------------------------------------------------------

                             Annual Compensation                  Long-Term Compensation
                             -------------------                  ----------------------
                                                                  Awards                     Pay-Outs
                                                                  ------                     --------
                                                 Other                         Securities                All
                                                 Annual           Restricted   Under-                    Other
Name and                                         Compen-          Stock        lying                     Compen-
Principal                       Salary  Bonus    sation           Award(s)     Options/      LTIP        sation
Position               Year     ($)     ($)      ($)              ($)          SARs (#)      Payouts     ($)
----------------------------------------------------------------------------------------------------------------
RICHARD(1)             2002     $15,000  -0-     -0-               $27,000(2)  -0-           -0-         -0-
LIBUTTI                2001     -0-      -0-     -0-               -0-         -0-           -0-         -0-
Director and
President, Secretary
and Treasurer

J. STEPHEN             2001     $9,000   -0-     -0-               -0-         -0-           -0-         -0-
BARLEY(3)(4)           2000     $9,000   -0-     -0-               -0-         -0-           -0-         -0-
Director and           1999     -0-      -0-     -0-               -0-         -0-           -0-         -0-
President, Secretary
and Treasurer

GEOFFREY               2001     -0-      -0-     -0-               -0-         -0-           -0-         -0-
GOODALL(5)             2000     -0-      -0-     -0-               -0-         -0-           -0-         -0-
Director               1999     -0-      -0-     -0-               -0-         -0-           -0-         -0-
----------------------------------------------------------------------------------------------------------------

Notes:

(1) Mr. Libutti was appointed as president, secretary and treasurer on October 22, 2001. Mr. Libutti's salary and restricted stock award are payable upon consummation of his term as a director and officer of the Company, which term ends upon the consummation of the APA.

(2) The Company intends to grant Mr. Libutti a restricted stock award of 15,000 shares of Common Stock upon consummation of the APA. The value of the restricted stock award will fluctuate with the market value per share of Common Stock until such restricted stock award is granted. On January 15, 2002, the closing price per share of Common Stock on the NASD Over-the-Counter Bulleting Board, the primary market on which the Company's Common Stock is traded, was $1.80 per share, which makes the value of Mr. Libutti's anticipated restricted stock award on January 15, 2002, approximately $27,000.

(3) Mr. Barley was appointed as a director on June 11, 1998; was appointed as president, secretary and treasurer on June 11, 1998; and resigned as a director, president, secretary and treasurer on October 22, 2001.

(4) The Company paid a management fee in the amount of $750 per month to C.H.M. Consulting Inc. in consideration for the services of Mr. Barley and office administration services.

(5) Mr. Goodall was appointed as a director on August 12, 1999, and resigned on September 20, 2001.

Stock Option Grants

The following table sets forth information with respect to options to purchase Common Stock granted to each of our directors and officers during our most recent fiscal year ended April 30, 2001, and the interim period ended January 16, 2002:

-----------------------------------------------------------------------------------------------------------------------
                                                     % of Total
                                   Common Shares     Options/SARs
                                   under             Granted to          Exercise or Base
                                   Options/SARs      Employees in        Price
Name                               Granted #         Financial Year      ($/Common Share)      Expiration Date
-----------------------------------------------------------------------------------------------------------------------
RICHARD LIBUTTI                     -0-              N/A                 N/A                   N/A
Director and
President, Secretary
and Treasurer

J. STEPHEN BARLEY                   -0-              N/A                 N/A                   N/A
President, Secretary
Treasurer and Director

GEOFFREY GOODALL                    -0-              N/A                 N/A                   N/A
Director

Exercises of Stock Options and Year-End Option Values

The following is a summary of options to purchase Common Stock exercised by our officers, directors and employees during the financial year ended April 30, 2001, and the interim period ended January 15, 2002:

-----------------------------------------------------------------------------------------------------------------------

                                   AGGREGATED OPTION/SAR EXERCISES DURING THE LAST
                             FINANCIAL YEAR END AND FINANCIAL YEAR-END OPTION/SAR VALUES
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
                                 Common Shares                                                    Value of Unexercised
                                 Acquired on       Aggregate          Unexercised Options at      in-the-Money
                                 Exercise          Value Realized     Financial Year-End (#)      Options/SARs at
Name                             (#)               ($)                ($)                         Financial Year-End
-----------------------------------------------------------------------------------------------------------------------
RICHARD LIBUTTI (1)              -0-               N/A                N/A                         N/A
Director and
President, Secretary
and Treasurer

J. STEPHEN BARLEY                -0-               N/A                NIL                         N/A
President, Secretary
Treasurer and Director


GEOFFREY GOODALL                 -0-               N/A                NIL                         N/A
Director
-----------------------------------------------------------------------------------------------------------------------

Outstanding Stock Options

The Company has not granted any options to purchase Common Stock and does not have any outstanding options to purchase Common Stock. Accordingly, the Company's officers and directors do not hold any options to purchase shares of Common Stock.

Compensation Of Directors

The Company's directors do not receive cash compensation for their services as directors or members of committees of the Board of Directors.

                PRINCIPAL SHAREHOLDERS AND HOLDINGS OF MANAGEMENT

The following table sets forth certain information concerning the number of shares of Common Stock owned beneficially as of November 8, 2001 by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) each of our directors, and (iii) officers and directors as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

-------------------------------------------------------------------------------------------------------

                           Name and address                   Number of Shares          Percentage of
Title of class             of beneficial owner                of Common Stock           Common Stock(1)
-------------------------------------------------------------------------------------------------------
Common Stock               Richard Libutti                    -0-                       -0-%
                           200 Ninth Avenue, Suite 210
                           Safety Harbor, Florida 34695

Common Stock               Sarah Dankert                      1,200,000 Shares          19.7%
                           1460 Elm Street, Ste. 3299
                           Stratford, CT 06615

Common Stock               Michael Schliman                   1,200,000 Shares          19.7%
                           1460 Elm Street, Ste. 3299
                           Stratford, CT 06615

Common Stock               Zaida Torres                       1,200,000 Shares          19.7%
                           1460 Elm Street, Ste. 3299
                           Stratford, CT 06615

Common Stock               Directors and Officers             -0-                       -0-%
                           as a Group (1 Person)
-------------------------------------------------------------------------------------------------------
(1)      Based on a total of 6,099,000 shares of our common stock issued and outstanding as of November 8, 2001.
-------------------------------------------------------------------------------------------------------

Except as otherwise noted, the Company believes that all persons have full voting and investment power with respect to the shares indicated. Under the rules of the SEC, a person (or group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which that person has the right to acquire within 60 days, such as options or warrants to purchase our common stock.

                        DIRECTORS AND EXECUTIVE OFFICERS

The Company anticipates that immediately after consummation of the APA and effective upon the appointment of a New Directors, Mr. Libutti will resign as a member of the Board of Directors.

The following tables set forth information regarding the Company's current executive officers and directors and the proposed executive officers and directors of the Company.

                                   CURRENT EXECUTIVE OFFICERS AND DIRECTORS

------------------------------------- ----------------------------------- -----------------------------------
                NAME                                 AGE                               POSITION
------------------------------------- ----------------------------------- -----------------------------------
          Richard Libutti                             43                  Director, President, Secretary
                                                                          and Treasurer
------------------------------------- ----------------------------------- -----------------------------------

Mr. Richard Libutti has approximately 21 years of diverse experience in financial reporting, tax compliance, debt and equity capital placements and mergers and acquisitions. Mr. Libutti joined Banyan Capital Partners, Inc. as CFO in February 2001. Prior to joining Banyan, he served as Chief Financial Officer and Vice President of Finance for National Financial Companies, LLC, a merchant banking company that he joined in 1995. Prior to NFC, Mr. Libutti was the Controller for several domestic and international businesses, including LSG Sky Chefs, a wholly owned company of AMR, Inc. (American Airlines). From 1980 through 1989 he was Senior Accountant and Operations Manager for a regional Certified Public Accounting firm. He graduated from Bryant College in 1980 with a Bachelor of Science degree in Business Administration.

                  PROPOSED EXECUTIVE OFFICERS AND DIRECTORS AFTER THE RESIGNATION OF
                                            RICHARD LIBUTTI

------------------------------------- ----------------------------------- -----------------------------------
                NAME                                 AGE                               POSITION
------------------------------------- ----------------------------------- -----------------------------------
           John "JT" Thatch                           39                       Director, President and
                                                                               Chief Executive Officer
------------------------------------- ----------------------------------- -----------------------------------
           David M. Otto                              44                       Director
------------------------------------- ----------------------------------- -----------------------------------
           Parnell Clitus                             29                       Director
------------------------------------- ----------------------------------- -----------------------------------

Certain biographical information about each proposed director and executive officer of the Company is set forth below:

John "JT" Thatch, Age 39, Director, President and Chief Executive Officer

Mr. Thatch has served as President, Chief Executive Officer and Director of New Millennium Media International ("NMMI") since January 2000. During this time he has overseen all functions of NMMI, including day-to-day operations. Mr. Thatch has over 15 years of entrepreneurial business experience that includes over 7 years as the principal in Bay Area Auto Sales, an automotive dealership, that specialized in sales of reconditioned vehicles. He was the founder and General Partner for Last Chance Finance, Ltd., a company that owned and operated over 18 offices specializing in alternative vehicle financing. Over the past 10 years Mr. Thatch has been President and majority shareholder of Superior Management of Tampa, Inc., a privately owned company, that owns property and commercial leases. Other than for nominal time spent on corporate and personal real estate holdings that have no business relationship with NMMI, Mr. Thatch dedicates his full time to his current position.

David M. Otto, Age 43, Director

Mr. Otto, an attorney by profession, began his law practice on Wall Street in New York, where he focused on significant corporate transactions and equity and debt offerings for investment banks, venture capital firms and Fortune 1000 companies. In 1991, Mr. Otto relocated to Seattle in order to dedicate his extensive experience in corporate law and finance, mergers and acquisitions, corporate governance, public and private securities offerings and venture capital financing to entrepreneurs, technology innovators, start-up and emerging growth businesses. In July of 1999, Mr. Otto founded his own firm, The Otto Law Group, PLLC, in Seattle, Washington, to better serve technology-based start-up and emerging growth companies with respect to corporate finance, securities, strategic development, corporate governance, mergers, acquisitions and venture capital and private equity matters. Mr. Otto has authored "Venture Capital Financing" and "Taking Your Company Public" and lectured to businessmen, accountants, lawyers, and graduate students at the University of Washington Business School on venture capital financing and public offerings of securities. He is currently a member of the Board of Directors of Saratoga Capital Partners, Inc. He is also a member of the American Bar Association Committee on the Federal Regulation of Securities and Subcommittee on the 1933 Act and Chairman of the Legislation Subcommittee for the ABA' s Venture Capital and Private Equity Committee. Mr. Otto is admitted to practice law in New York and Washington. Mr. Otto graduated from Harvard University in 1981 with his A.B. in Government - Political Philosophy and Fordham University School of Law in 1987 where he earned his Juris Doctorate and served as a Commentary Editor for the Fordham International Law Journal.

Parnell Clitus, Age 29, Director

Mr. Clitus has six years of experience in corporate development, most recently with Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"). In his five years with DLJ, Mr. Clitus assisted in the creation and valuation of new business ideas and strategies. In 1999, he was promoted to a position with various responsibilities such as the development of a comprehensive business plan for DLJdirect's Corporate Services Group. Other notable projects include bringing DLJ private equity offerings to DLJdirect's client base, developing and implementing a database to manage daily restricted/insider sales for DLJdirect's trading desk, monitoring new equity offerings to ensure compliance with applicable domestic securities regulations, and managing corporate relationships.

Mr. Clitus is a volunteer Mentor for the Thomas J. Griffin Program, which provides financial and family-like support structure necessary to ensure that academically qualified students from the inner city have the opportunity to attend Seton Hall Preparatory School (West Orange, New Jersey). He is also volunteers for the National Foundation for Teaching Entrepreneurship ("NFTE"), the mission of which is to teach entrepreneurship education to low-income young people, ages 11 through 18, so they can become economically productive members of society by improving their academic, business, technology and life skills.

Mr. Clitus graduated from the University of Pennsylvania in 1996 with a B.A. in History.

                                   COMMITTEES

The Company does not have any standing audit, nominating, or compensation committees of the Board, or committees performing similar functions.

                       MEETINGS OF THE BOARD OF DIRECTORS

The Board did not hold any meetings during the fiscal year ended April 30, 2001.

             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's officers, directors and persons who beneficially own more than 10% of the Company's Common Stock to file reports of ownership and changes in ownership with the SEC. These reporting persons also are required to furnish the Company with copies of all Section 16(a) forms they file. Based solely on our review of these reports or written representations from certain reporting persons, we believe that during the fiscal year ended April 30, 2001 and during the current fiscal year, all filing requirements applicable to our officers, directors, greater-than-ten-percent beneficial owners and other persons subject to Section 16(a) of the Exchange Act were met.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as set forth below, none of the Company's directors or officers, nor any proposed nominee for election as one of our directors, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares, nor any of our promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the date of our incorporation or in any presently proposed transaction which, in either case, has or will materially affect us.

The Company has previously entered into the Management Agreement with C.H.M. Consulting Inc., a company controlled by Mr. J. Stephen Barley, a former director and former president, secretary and treasurer. Under the Management Agreement, the Company paid to C.H.M. Consulting Inc. a management fee of $750 per month in consideration for management and administration services provided by C.H.M. Consulting Inc. to the Company. The Management Agreement terminated on October 22, 2001, upon the resignation of Mr. Barley as a director and an officer of the Company.

The Company borrowed $27,500 from Formusoft, Inc. ("Formusoft") during the year ended April 30, 2001. Formusoft loaned additional funds subsequent to April 30, 2001. Mr. Barley is an officer and director of Formusoft and has an equity interest in Formusoft. The funds were loaned in the form of a demand loan and bore interest at the rate of 10% per annum. The Company has repaid all loans from Formusoft.

                                LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of Purchaser, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

                                   SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: January 17, 2002                              DTOMI, INC.


                                                     By: /s/ Richard Libutti
                                                     ------------------------
                                                     Richard Libutti
                                                     President